SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 11, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

           (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: November 14, 2005	By:	/s/ Fabrizio Nardi

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

Ducati Motor Holding Announces 2005 nine-month Results

	01/01/05-30/09/05	01/01/04-30/09/04	Var %

Revenues	240.3	266.9	-10.0%
EBITDA	14.4	24.1	-40,2%
Operating Result	(6.9)	2.5	n.a.
Net result	(16.6)	(9.0)	n.a.
Net Debt	129.9	133.4
(Million euro)

Bologna, November 11th, 2005 –The Board of Directors of Ducati Motor Holding S.p.A. approved yesterday the nine months 2005 financial results, which have been prepared under International Financial Reporting Standards (IFRS).

Revenues for the first nine months 2005 were Euro 240.3 million, down 10.0% including forex effects (or 9.2% excluding forex effects) versus the same period in 2004 . This was due to the reduction in motorcycle volumes, combined with an unfavourable mix and adverse forex effects. Revenues from motorcycles for the period decreased 10.5% to Euro 181.8 million and accounted for 75.6% of revenues. Motorcycle-related products, including spare parts, accessories and apparel, were down by 4.7% to Euro 56.1 million over the comparable period in the previous year.

Gross margin for the first nine months of 2005 amounted to Euro 57.4 million or 23.9% of revenues versus Euro 69.6 million or 26.1% in the same period in 2004, caused by a reduction in motorcycle volumes, a negative mix and adverse forex effects, only partially offset by product cost reductions.

EDITDA was Euro 14.4 million or 6.0% of revenues against Euro 24.1 million or 9.0% of revenues, due to the above-mentioned factors and down 40.2% at current exchange rates and 35.2% at constant exchange rates.

With regard to depreciation and amortisation, please note that following the adoption of IFRS, the amortisation of intangible assets no longer includes brand and goodwill amortisation.

Operating result (EBIT) amounted to a loss of Euro 6.9 million versus a profit of Euro 2.5 million for the same period 2004.

At EBT level, the result was a loss of Euro 13.0 million versus a loss of Euro 4.3 million due to lower EBIT.

Net result for the period was a loss of Euro 16.6 million compared to a loss of Euro 9.0 million in the first nine months of 2004.

Company net debt at September 30, 2005 was Euro 129.9 million versus Euro 133.4 million at September 30, 2004 and Euro 150.5 million at December, 31 2004.  The company’s gearing ratio was 92.2% compared to 87.0% on September 30, 2004 and 95.4% on December 31, 2004.

For the first nine months of 2005, unofficial Ducati registrations were down by 5.3% on the same period last year. Registrations were up in the US (+21%), in the non-subsidiary countries (+5%), and in France (+4%) and down in Japan (-9%), in Italy (-15%), in the UK (-16%), in Benelux (-17%) and in Germany (-18%).

“Despite a recovery in terms of sales, third quarter results were unsatisfactory”, said Federico Minoli, Ducati’s Chairman and Chief Executive Officer.  “While the third quarter helped reduce the gap on last year in terms of sales, the unfavourable mix and the delay in the production of the Sport Classic bikes had a negative impact on the company’s profitability. Our aim is to reverse this trend in the last quarter by the shipment of approximately 3,500 pre-sold Sport Classic bikes”.

“Our cash control resulted in a reduction in the net financial position despite lower EBITDA”, said Enrico D’Onofrio, Chief Financial Officer of Ducati.  “Anyway, market trends and Company results force us to rethink our cost structure and product mix through a restructuring and relaunch plan whose details and expected results will be presented soon”.

As for the third quarter, revenues were Euro 52.2 million, up 12.2% over the same period in 2004 thanks to a 31% bikes sales increase.

Gross margin was Euro 11.5 Million, or 22.1% of revenues, up 12.6% versus Euro 10.5 Million of the same period a year ago.

Operating result (EBIT) for the third quarter of 2005 was a loss of Euro 11.5 million versus a loss of Euro 9.6 million last year due to higher sales costs.

Net result for the third quarter was a loss of Euro 13.0 million against a loss of Euro 11.6 million last year.

As of September 30, 2005, the Company had re-purchased 3,769,249 shares, equivalent to Euro 4,267,510 or 2.37% of its stock capital. Subsequentely the Company has sold 1.924.580 shares.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Nine Months Ended		Nine Months Ended

	September, 30 2005	September, 30 2004	September, 30 2005	September, 30 2004

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€181,761	€203,185	$235,635	$263,409
Spare Parts, Accessories, Apparel	56,116	58,886	72,749	76,340
Other	2,449	4,837	3,175	6,271

Total Net Revenues	€240,326	€266,908	$311,559	$346,020

			% Change

Ducati Units
Motorcycle shipments:
North America	4,845	3,324	45.8%
Main European market	13,212	15,422	(14.3)%
Japan	1,651	1,535	7.6%
Rest of World	4,709	4,959	(5.0)%

Total	24,417	25,240	(3.3)%

			% Change

Motorcycle product mix:
Superbike	4,749	6,704	(29.2)%
Supersport	695	1,020	(31.9)%
Sport Naked	12,854	12,958	(0.8)%
Sport Touring	1,076	2,164	(50.3)%
Multistrada	5,043	2,394	110.7%

Total	24,417	25,240	(3.3)%

			% Change

Unofficial Motorcycle Registrations:
North America	5,757	4,763	20.9%
Main European market	17,195	19,859	(13.4)%
Japan	2,116	2,314	(8.6)%
Rest of World	4,688	4,476	4.7%

Total	29,756	31,412	(5.3)%

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

	September, 30 2005	September, 30 2004	September, 30 2005	September, 30 2004

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€34,373	€28,446	$41,392	$34,255
Spare Parts, Accessories, Apparel	17,104	16,612	20,597	20,004
Other	744	1,482	896	1,785

Total Net Revenues	€52,221	€46,540	$62,885	$56,044

			% Change

Ducati Units
Motorcycle shipments:
North America	1,276	657	94.2%
Main European market	1,904	1,622	17.4%
Japan	491	438	12.1%
Rest of World	718	644	11.5%

Total	4,389	3,361	30.6%

			% Change

Motorcycle product mix:
Superbike	969	1,118	(13.3)%
Supersport	170	118	44.1%
Sport Naked	2,372	1,589	49.3%
Sport Touring	221	245	(9.8)%
Multistrada	657	291	125.8%

Total	4,389	3,361	30.6%

			% Change

Unofficial Motorcycle Registrations:
North America	1,824	1,441	26.6%
Main European market	4,008	4,660	(14.0)%
Japan	708	676	4.7%
Rest of World	1,249	1,092	14.4%

Total	7,789	7,869	(1.0)%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Nine Months Ended		Nine Months Ended

	September, 30 2005	September, 30 2004	September, 30 2005	September, 30 2004	Percent Change

Revenues (net)	€240,326	€266,908	$289,401	$321,411	(10.0)%
Cost of goods sold	(182,891)	(197,306)	(220,237)	(237,596)

Gross Margin	57,435	69,602	69,164	83,815	(17.5)%
Other operating revenues	27,630	26,839	33,272	32,320
SG&A expenses	(91,141)	(92,586)	(109,752)	(111,492)
Other operating income and expenses	(881)	(1,340)	(1,061)	(1,614)

Operating result	(6,957)	2,515	(8,377)	3,029	(376.6)%
Financing expense, net	(6,075)	(6,841)	(7,316)	(8,238)

Profit/(loss) before income taxes and min. interest	(13,032)	(4,326)	(15,693)	(5,209)	201.2%
Income Tax	(3,538)	(4,676)	(4,260)	(5,631)	(24.3)%

Net Result including minority interests	(16,570)	(9,002)	(19,953)	(10,840)	84.1%
Minority Interests	(1)	(11)	(1)	(13)	-90.9%

Net Result for the Group	(16,571)	(9,013)	(19,954)	(10,853)	83.9%
Shares outstanding	159,360,037	158,826,407	159,360,037	158,826,407

Other Financial Data					Percent Change

Motorcycles Produced (Units)	25,977	29,029			(10.5)%
Motorcycles Sold (Units)	24,417	25,240			(3.3)%
Unofficial Registrations (Units)	29,756	31,412			(5.3)%
EBITDA	14,435	24,132	17,383	29,059	(40.2)%
EBITDA Margin	6.0%	9.0%

Note: On September 30, 2005 US$1= 0,8304 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	September, 30 2005	September, 30 2004	September, 30 2005	September, 30 2004	Percent Change

Revenues (net)	€52,221	€46,540	$62,885	$56,043	12.2%
Cost of goods sold	(40,678)	(36,289)	(48,984)	(43,699)

Gross Margin	11,543	10,251	13,901	12,344	12.6%
Other operating revenues	8,086	9,114	9,737	10,975
SG&A expenses	(31,753)	(28,875)	(38,237)	(34,771)
Other operating income and expenses	610	(52)	735	(63)

Operating result	(11,514)	(9,562)	(13,864)	(11,515)	20.4%
Financing expense, net	(783)	(2,211)	(943)	(2,662)

Profit/(loss) before income taxes and min. interest	(12,297)	(11,773)	(14,807)	(14,177)	4.5%
Income Tax	(724)	208	(857)	275	18%

Net Result including minority interests	(13,021)	(11,565)	(15,664)	(13,902)	12.6%
Minority Interests	(1)	(14)	(1)	(17)	-90.9%

Net Result for the Group	(13,022)	(11,579)	(15,665)	(13,919)	12.5%
Shares outstanding	159,360,037	158,826,407	159,360,037	158,826,407

Other Financial Data					Percent Change

Motorcycles Produced (Units)	5,711	5,852			(2.4)%
Motorcycles Sold (Units)	4,389	3,361			30.6%
Unofficial Registrations (Units)	7,789	7,869			(1.0)%
EBITDA	(4,744)	(2,524)	(5,713)	(3,039)	88.0%
EBITDA Margin	(9.1)%	(5.4)%

Note: On September 30, 2005 US$1= 0,8304 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands)

	Nine months ended 30/09/05 € 000%		Period ended 31/12/04 € 000%

Current assets
Cash and cash equivalents	47,058		49,327
Trade receivables, net	77,513		118,622
Inventories	102,514		92,293
Other current assets	7,559		10,787
Current assets - Credit Link	—		15,000

Total current assets	234,644	52.2%	286,029	56.9%

Non current assets
Property, plant and equipment - net	66,149		70,288
Goodwill and intangible assets with indefinite useful lives	86,050		86,050
Other intangible fixed assets net	40,704		38,268
Equity investments	20		20
Deferred tax assets	21,264		21,665
Other long-term assets	384		403

Total non current assets	214,571	47.8%	216,694	43.1%

Total assets	449,215	100%	502,723	100%

Current liabilities
Short-term bank borrowings	48,406		93,738
Current portion of long-term debt	3,200		57,342
Accounts payable - trade	77,567		77,463
Income and other taxes payables	5,382		8,298
Other current liabilities	19,326		15,936
Provisions for risks and charges - current portion	4,726		4,726

Total current liabilities	158,607	35.3%	257,503	51.2%

Long-term liabilities
Long-term debt, net of current portion	115,912		51,913
Employee benefits	9,096		8,482
Deferred income taxes	13,628		12,207
Income and other taxes payables - long term portion	—		1,292
Other long-term liabilities	9,405		11,869
Provision for risks and charges - long term portion	1,663		1,663

Total long-term liabilities	149,704	33.3%	87,426	17.4%

Total liabilities	308,311	68.6%	344,929	68.6%

Shareholders’ equity
Capital stock	82,867		82,590
Share premium reserve	16,769		16,662
Revaluation reserve	46,265		46,265
Reserve IFRS conversion	3,642		3,578
Other reserves	4,130		5,546
Retained earnings (losses)	3,785		6,606
Results for the period	(16,571)		(3,469)

Total Group Shareholders’ equity	140,887	31.4%	157,778	31.4%

Minority interests	17		16
Total liabilities and shareholders’ equity	449,215	100%	502,723	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands)

	Nine months ended 30/09/05 $ 000%		Period ended 31/12/04 $ 000%

Current assets
Cash and cash equivalents	56,667		59,399
Trade receivables, net	93,341		142,846
Inventories	123,447		111,139
Other current assets	9,103		12,990
Current assets - Credit Link	—		18,063

Total current assets	282,558	52.2%	344,437	56.9%

Non current assets
Property, plant and equipment - net	79,657		84,641
Goodwill and intangible assets with indefinite useful lives	103,621		103,621
Other intangible fixed assets net	49,016		46,082
Equity investments	24		24
Deferred tax assets	25,606		26,089
Other long-term assets	462		485

Total non current assets	258,386	47.8%	260,942	43.1%

Total assets	540,944	100%	605,379	100%

Current liabilities
Short-term bank borrowings	58,291		112,879
Current portion of long-term debt	3,853		69,051
Accounts payable - trade	93,407		93,282
Income and other taxes payables	6,481		9,992
Other current liabilities	23,272		19,190
Provisions for risks and charges - current portion	5,691		5,691

Total current liabilities	190,995	35.3%	310,085	51.2%

Long-term liabilities
Long-term debt, net of current portion	139,581		62,514
Employee benefits	10,953		10,214
Deferred income taxes	16,411		14,700
Income and other taxes payables - long term portion	—		1,556
Other long-term liabilities	11,326		14,293
Provision for risks and charges - long term portion	2,003		2,002

Total long-term liabilities	180,274	33.3%	105,279	17.4%

Total liabilities	371,269	68.6%	415,364	68.6%

Shareholders’ equity
Capital stock	99,788		99,455
Share premium reserve	20,193		20,064
Revaluation reserve	55,712		55,712
Reserve IFRS conversion	4,386		4,309
Other reserves	4,973		6,678
Retained earnings (losses)	4,558		7,955
Results for the period	(19,955)		(4,177)

Total Group Shareholders’ equity	169,655	31.4%	189,996	31.4%

Minority interests	20		19
Total liabilities and shareholders’ equity	540,944	100%	605,379	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended 30/09/05 € 000	Period ended 31/12/04 € 000

Cash flow generated by operating activities
Net profit (loss) for the year	(16,571)	(9,013)
Change in cumulative translation adjustment	1,546	260
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	968	387
- Amortisation, depreciation and writedowns	21,392	21,617
- Taxes paid	2,850	3,916
Change in operating assets and liabilities
- Working capital	30,992	15,092
- Other current assets	3,228	2,403
- Other current liabilities	3,390	850
- Due to tax authorities	(7,058)	(8,989)
- Deferred tax liabilties (assets) net	1,822	2,059
- Employee benefits	614	718
- Provision for other risks and charges	—	81

Net cash generated by operating activities (A)	43,173	29,381

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(6,504)	(6,653)
Net change in intangible fixed assets	(13,385)	(8,009)
Disposal from property, plant and equipment	201	404
Other fixed assets	19	102

Net cash used in investing activities (B)	(19,669)	(14,156)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	23,504	15,225

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(36,690)	2,440
Financial assets - Credit Link	15,000	—
Change in cumulative translation adjustment	(1,249)	(6,357)
Change in minority interests		27
Increase in share capital and reserves	385	235
Change in shareholders’ equity due to IAS 32,39 adoption as of 1st January 2005	(3,219)	—

Change in cash generated by financing activities	(25,773)	(3,655)

Increase (decrease) in cash on hand, bank deposits and securities	(2,269)	11,570

Cash and cash equivalents, beginning of year	49,327	33,973

Cash and cash equivalents, end of period/ year	47,058	45,543

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

	Period ended 30/09/05 $ 000	Period ended 31/12/04 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year	(19,955)	(10,853)
Change in cumulative translation adjustment	1,862	313
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	1,166	466
- Amortisation, depreciation and writedowns	25,760	26,031
- Taxes paid	3,432	4,715
Change in operating assets and liabilities
- Working capital	37,321	18,174
- Other current assets	3,887	2,894
- Other current liabilities	4,082	1,024
- Due to tax authorities	(8,499)	(10,825)
- Deferred tax liabilties (assets) net	2,194	2,479
- Employee benefits	739	865
- Provision for other risks and charges		98

Net cash generated by operating activities (A)	51,989	35,381

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(7,832)	(8,012)
Net change in intangible fixed assets	(16,118)	(9,644)
Disposal from property, plant and equipment	242	486
Other fixed assets	23	123

Net cash used in investing activities (B)	(23,685)	(17,047)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	28,304	18,334

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(44,182)	2,938
Financial assets - Credit Link	18,062	—
Interests paid	(1,504)	(7,655)
Change in minority interests		33
Increase in share capital and reserves	464	283
Change in shareholders’ equity due to IAS 32,39 adoption as of 1st January 2005	(3,876)	—

Change in cash generated by financing activities	(31,036)	(4,401)

Increase (decrease) in cash on hand, bank deposits and securities	(2,732)	13,933

Cash and cash equivalents, beginning of year	59,399	40,910

Cash and cash equivalents, end of period/ year	56,667	54,843